UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2023

Commission File Number: 1-14542

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

(Translation of registrant’s name into English)

15/Fl. B, No. 77, Sec. 2, Dunhua South Road
Taipei, 106, Taiwan, Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

This Registrant issued a press release on September 25, 2023, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit 99.1. Press release dated September 25, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC WIRE & CABLE
CORPORATION LIMITED

(Registrant)

By:    /s/ Ivan Hsia

Name:    Ivan Hsia

Title:    Chief Financial Officer

Date: September 25, 2023

EXHIBIT INDEX
Exhibit
Number	Description

99.1	Press Release dated September 25, 2023